EXHIBIT 11

Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2002	2001	2000
	(Dollars in thousands)
Basic
Average shares outstanding	1,192,612	1,229,652	1,277,562
Net income	$2,308,903	$1,548,602	$1,320,169
Basic earnings per share	$1.94	$1.26	$1.03

Diluted
Average shares outstanding	1,192,612	1,229,652	1,277,562

Net effect of dilutive stock options - based on the treasury stock method using the period end market price, if greater than average market price	22,397	10,507	13,496

Total	1,215,009	1,240,159	1,291,058
Net income	$2,308,903	$1,548,602	$1,320,169
Diluted earnings per share	$1.90	$1.25	$1.02